Exhibit 99.1

Press Release - Regulated Information

Celyad Oncology Reports First Half 2023 Financial

Results and Recent Business Highlights

•	Georges Rawadi was appointed Chief Executive Officer as from April 27, 2023

•	Celyad Oncology has received approximately EUR 9.8m in private placement commitments from historical shareholders

•	Encouraging progress in multiplex shRNA platform development, which allows now targeting of up to four genes simultaneously, were presented at international meetings

•	In vitro validation of NKG2D-based multi-specific CAR T-cell platform with a first candidate targeting both NKG2D ligands and CD19 was also presented

Mont-Saint-Guibert, Belgium; September 4, 2023, 10:00 pm CET; regulated information – Celyad Oncology (Euronext: CYAD) (the “Company” or “Celyad Oncology”), today announces its financial results and recent business developments for the first half year, ended June 30, 2023.

“Celyad Oncology is now fully focused on maximizing the potential of its proprietary technology platforms and intellectual property, enabling the Company to be at the forefront of developing next-generation CAR T-cell therapies. We are eager to see the impact of our research efforts on the future of CAR T-cell treatments, with the goal to broaden the range of cancer indications and tackle the main limitations of current CAR T-cell therapies” commented Georges Rawadi, Celyad Oncology’s Chief Executive Officer.

First Half 2023 and recent corporate highlights:

•

Georges Rawadi was appointed Chief Executive Officer of the Company as from April 27, 2023. Georges Rawadi is a seasoned executive with over 20 years of experience in pharma/biotech, as research director, business developer, CEO, and board member. He also has insightful knowledge of both the company and the CAR-T space as he spent four years at Celyad Oncology (2014-2018) as Vice-President Business Development & Intellectual Property (“BD & IP”). Georges Rawadi has a genuine passion for seeking and creating new business opportunities.

•

On May 5th, 2023, the Company announced voluntary delisting of its American Depositary Shares representing ordinary shares (“ADSs”) from the Nasdaq Global Market. Delisting was effective as of July 20, 2023. The Company continues to be listed on Euronext Brussels and Euronext Paris.

•

On August 24, 2023, the Company announced that it has obtained commitments from Fortress, Tolefi and other longstanding existing shareholders to subscribe to a capital increase of up to €9.8 million in 2 tranches:

•	A first tranche of 2.0 million was disbursed in the context of authorized capital as of September 4, 2023; and

•

A second tranche to be subscribed by Fortress is subject to the approval by the extraordinary shareholders’ meeting. Following this private placement, the Company believes that its existing cash and cash equivalents should be sufficient, based on the current scope of activities, to fund operating expenses and capital expenditure requirements into the end of the fourth quarter of 2024.

First Half 2023 and recent operational highlights:

•	Short hairpin ribonucleic acid (shRNA) non-gene edited technology – During this first half of 2023, we have collected and presented data validating our shRNA multiplexing approach:

•	We developed a micro-RNA (miRNA)-based multiplex shRNA platform designed for easy, efficient, and tunable downregulation of up to four target genes simultaneously;

Press Release - Regulated Information

•

We showed that the downregulation of each target gene could be fine-tuned, from a moderate downregulation up to a functional knock-out, without the need of gene editing thereby avoiding associated potential safety issues;

•

The plug-and-play design of our platform is designed to allow swapping of each target sequence without affecting the performance of the technology and streamlining of the generation of engineered adoptive T-cell therapies;

•

To demonstrate the effectiveness of our approach, we have been able to simultaneous knock-down in CAR T-cells several genes involved in different cellular processes such as alloreactivity (CD3z), cell persistence (b2M, CIITA), T-cell exhaustion (PD-1, LAG-3), or ligand-induced apoptosis (CD95);

•	Data were presented at the World Oncology Cell Therapy Congress in Boston, US (April 25-26, 2023) and at the CAR-TCR Summit in Boston, US (August 29 – September 1).

•

NKG2D-based CAR T-cells and multi-specific CAR T-cell platform – During this first half of 2023, we have published data validating our NKG2D-based CAR T-cell approach and presented data from our multi-specific CAR T-cell platform:

•

Results from 16 patients treated in the dose-escalation segment of the hematological arm of the Phase I THINK trial were published in The Lancet Haematology Journal (Lancet Haematol. 2023 Mar;10(3):e191-e202) and provided proof-of-concept for targeting NKG2D ligands (NKG2DL) with CAR T-cell therapy;

•

We have developed different CD19/NKG2DL multi-specific CAR T-cells, utilizing both tandem and dual NKG2D-based CARs that encompass the extracellular domain of the natural NKG2D receptor fused to an anti-CD19 scFv, or co-expressed with an anti-CD19 CAR, respectively;

•

The majority of our CD19/NKG2DL multi-specific CAR T-cell candidates were able to secrete cytokines, proliferate, and eliminate acute lymphoblastic leukemia tumor cells lacking the CD19 antigen in vitro. Interestingly, some of these multi-specific CAR T-cells displayed a better in vitro functionality against wild-type leukemia tumor cells expressing the CD19 antigen as compared to CD19-specific single targeting CAR T-cells, highlighting the potential of our approach against both CD19 positive and CD19 negative cancer cells;

•

First in vivo data suggest that our CD19/NKG2DL multi-specific CAR T-cell candidates have an enhanced anti-tumor efficacy against heterogeneous lymphoma tumors as compared to currently existing treatment options;

•	We are currently developing several NKG2D-based multi-specific CAR T-cells for the treatment of diverse solid cancers where there is ahigh heterogeneity in antigen expression;

•	Data were presented at the Immuno-Oncology Summit Europe 2023 held in London, UK (June 20-22, 2023).

Upcoming anticipated milestones

•

More data and evidence in the context of the multi-specific CAR platform and shRNA multiplexing approach in H2 2023, with the aim of a clinical evaluation of assets and initiation of clinical trials either by the Company and/or through strategic partnerships afterwards;

•

Relocation, in H2 2023, into a new research facility which fits better its current needs after the strategic shift. The Company will remain headquartered at the Axis Parc, Mont-Saint-Guibert, Belgium but with its new business location at Dumont 9.

Upcoming Conferences

•

The Company will take part in the 4th International Conference on Lymphocyte Engineering (ICLE) in Munich (September 12-14) and the annual congress of the Society for Immunotherapy of Cancer (SITC) in San Diego (November 1-5), as well at several business conferences in the second half of 2023.

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First Half 2023 Financial Results

Key financial figures for the first half of 2023, compared with the first half of 2022 and full year 2022, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2023	Half Year 30 June 2022	Full Year 31 December 2022
Revenue	—	—	—
Research and development expenses	(2.1)	(10.5)	(18.9)
General and administrative expenses	(3.7)	(6.2)	(10.5)
Change in fair value of contingent consideration	—	1.1	14.7
Impairment of Oncology intangible assets	—	—	(35.1)
Other income/(expenses)	2.1	1.6	9.0
Operating loss	(3.7)	(14.1)	(40.9)
Loss for the period/year	(3.7)	(14.1)	(40.9)
Net cash used in operations	(8.3)	(16.3)	(28.0)
Cash and cash equivalents	5.0	14.4	12.4

The Company’s license and collaboration agreements generated no revenue in the first half of 2023 similar to the first half of 2022.

The Research and Development (R&D) expenses have decreased primarily due to the Company’s decision to discontinue some of preclinical programs and manufacturing and clinical study activities after the Company’s decision to adopt and implement a new business strategy. Furthermore, there has been a decrease of employee expenses and related travel costs which is mainly related to headcount reduction through 2022, to support the Group’s reorganization around preclinical and clinical programs, as well as a decrease of the expenses associated with share-based payments (non-cash expenses) related to the warrant plan offered to the Company’s employees, managers and directors.

General and Administrative (G&A) expenses were €3.7 million in 2023 as compared to €6.2 million in 2022. This decrease is primarily related to lower insurances costs, the decrease of employee expenses due to headcount reduction and management changes through 2022 to support the Company’s reorganization and the decrease of the expenses associated with the share-based payments (non-cash expenses) related to the warrants plan offered to the Company’s employees, managers and directors.

As of June 30, 2023, there was no change in fair value of the contingent consideration and other financial liabilities as Management has determined that there have been no event (such as a firm sublicense or collaboration contract) that increases the probability of the projected future cash outflow due to Celdara Medical, LLC and Dartmouth College, indicating that the probability is remote, similar to December 31, 2022.

Regarding the other income/other expenses, the Company recorded €2.1 million in net other income for the first half of 2023 compared to a net other income of €1.6 million for the first half of 2022. The net other income for the first half of 2023 is primarily due to the gain on the sale of certain fixed assets to Cellistic for €1.1 million and grant income from the Walloon Region of €0.8 million.

Net loss was €3.7 million, or €(0.17) per share, for the first half of 2023 compared to a net loss of €14.1 million, or €(0.62) per share, for the same period of 2022.

Net cash used in operations, was €8.3 million for the first half of 2023 compared to €16.3 million for the first half of 2022. The decrease of €8.0 million is primarily driven by the sale of the manufacturing activities in 2022 combined with global decrease on preclinical and clinical activities, insurance costs, headcount, management changes costs and associated impact on the change in working capital.

As of June 30, 2023, the Company had cash and cash equivalents of €5.0 million. No capital increase has occurred in the first half of 2023.

Press Release - Regulated Information

As of June 30, 2023, the total number of basic shares outstanding were 22.6 million similar to December 31, 2022.

Conference Call and Webcast Details

A conference call will be held on Tuesday 5th of September at 1:00 p.m. CET / 7:00 a.m. EDT discuss half year 2023 financial results and provide an update on the Company’s recent changes and upcoming milestones.

Participants may access the conference call by dialing +1-877-407-9716 or +1-201-493-6779 (United States, International), +32 (0) 800-73-904 (Belgium Fixed) or +32 (0) 800-73-566 (Belgium Mobile). Participants may ask for instant telephone access to the event via the “Call me” link or attend the conference live webcast.

Archived recording will be available in the “Events” section of the Celyad website after the event.

Financial Calendar 2023

•	November 9th, 2023 Third Quarter 2023 Business Update

The financial calendar is communicated on an indicative basis and may be subject to change.

About Celyad Oncology

Celyad Oncology is a cutting-edge biotechnology company dedicated to pioneering the discovery and advancement of revolutionary technologies for chimeric antigen receptor (CAR) T-cells. Its primary objective is to unlock the potential of its proprietary technology platforms and intellectual property, enabling to be at the forefront of developing next-generation CAR T-cell therapies. By fully leveraging its innovative technology platforms, Celyad Oncology aims to maximize the transformative impact of its candidate CAR T-cell therapies and redefine the future of CAR T-cell treatments. Celyad Oncology is based in Mont-Saint-Guibert, Belgium. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding beliefs about and expectations for the Company’s updated strategic business model, including associated potential benefits, transactions and partnerships, statements regarding the potential value of the Company’s IP, and statements regarding the continuation of the Company’s existence. The words “will,” “potential,” “continue,” “target,” “project,” “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this release are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and important factors which might cause actual events, results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the material uncertainty about the Company’s ability to continue as a going concern; the Company’s ability to realize the expected benefits of its updated strategic business model; the Company’s ability to develop its IP assets and enter into partnerships with outside parties; the Company’s ability to enforce its patents and other IP rights; the possibility that the Company may infringe on the patents or IP rights of others and be required to defend against patent or other IP rights suits; the possibility that the Company may not successfully defend itself against claims of patent infringement or other IP rights suits, which could result in substantial claims for damages against the Company; the possibility that the Company may become involved in lawsuits to protect or enforce its patents, which could be expensive, time-consuming, and unsuccessful; the Company’s ability to protect its IP rights throughout the world; the potential for patents held by the Company to be found invalid or unenforceable; and other risks identified in Celyad Oncology’s U.S. Securities and

Press Release - Regulated Information

Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor Contact:	Media Contact:
David Georges VP Finance and Administration investors@celyad.com	Caroline Lonez R&D Communications and Business Development communications@celyad.com

Source: Celyad Oncology SA

Press Release - Regulated Information

Celyad Oncology SA

Interim Consolidated Statement of Comprehensive Income (Unaudited)

(€‘000)	For the Six-month period ended June 30, 2023	For the Six-month period ended June 30, 2022
Revenue	44	—
Cost of sales	(44)	—
Gross profit	—	—
Research and Development expenses	(2 139)	(10 527)
General & Administrative expenses	(3 665)	(6 245)
Change in fair value of contingent consideration	—	1 128
Other income	2 123	1 781
Other expenses	(64)	(214)
Operating Loss	(3 745)	(14 077)
Financial income	26	148
Financial expenses	(21)	(127)
Loss before taxes	(3 740)	(14 056)
Income taxes	—	—
Loss for the period	(3 740)	(14 056)
Basic and diluted loss per share (in €)	(0.17)	(0.62)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss	—	—
Remeasurement of post-employment benefit obligations, net of tax	—	—
Items that may be subsequently reclassified to profit or loss	(1)	(9)
Currency translation differences	(1)	(9)
Other comprehensive income / (loss) for the period, net of tax	(1)	(9)

Total comprehensive loss for the period	(3 741)	(14 065)
Total comprehensive loss for the period attributable to Equity Holders	(3 741)	(14 065)

Press Release - Regulated Information

Celyad Oncology SA

Interim Consolidated Statement of Financial Position (Unaudited)

(€’000)	June 30, 2023	December 31, 2022
NON-CURRENT ASSETS	4 484	4 891
Goodwill and Intangible assets	645	864
Property, Plant and Equipment	848	309
Non-current Grant receivables	2 782	3 454
Other non-current assets	209	264
CURRENT ASSETS	7 694	14 825
Trade and Other Receivables	879	1 118
Current Grant receivables	1 217	—
Other current assets	622	1 017
Short-term investments	—	—
Cash and cash equivalents	4 976	12 445
Assets held for sale	—	245

TOTAL ASSETS	12 178	19 716

EQUITY	1 019	4 317
Share Capital	78 585	78 585
Share premium	6 317	6 317
Other reserves	35 242	34 800
Capital reduction reserve	234 562	234 562
Accumulated deficit	(353 687)	(349 947)
NON-CURRENT LIABILITIES	5 067	4 973
Lease liabilities	351	118
Recoverable Cash advances (RCAs)	4 486	4 584
Contingent consideration payable and other financial liabilities	—	—
Post-employment benefits	13	13
Other non-current liabilities	217	258
CURRENT LIABILITIES	6 092	10 426
Lease liabilities	185	137
Recoverable Cash advances (RCAs)	763	437
Trade payables	3 411	4 752
Other current liabilities	1 733	5 100

TOTAL EQUITY AND LIABILITIES	12 178	19 716